# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: So-Young International Inc., CIK 0001758530
CUSIP: 83356Q108
Title of class of securities: Class A Ordinary Shares, par value US$0.0005 per share
Address of issuer's principal executive offices: 3/F, WANGJING SOHO-TOWER 3A, CHAOYANG DISTRICT, Beijing, China (F4), 100102
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-21-018349
Filed by CIK 0001705603

## Reporting persons
- Youthful Acquisition L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Guernsey (Y7); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Youthful GP Co. Limited: type of reporting person: other (OO); citizenship or place of organization: Guernsey (Y7); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Apax Digital L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Guernsey (Y7); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Apax Digital Co-Investment L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Guernsey (Y7); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Apax Digital GP L.P. Inc.: type of reporting person: partnership (PN); citizenship or place of organization: Guernsey (Y7); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Apax Digital GP Co. Limited: type of reporting person: other (OO); citizenship or place of organization: Guernsey (Y7); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: So-Young International Inc.
Address of issuer's principal executive offices: Tower E, Ronsin Technology Center Chaoyang District, Beijing, People's Republic of China

## Item 2. Person Filing
Name of person filing: See Item 2(c) below
Address of principal business office or, if none, residence: See Item 2(c) below
Citizenship:
YOUTHFUL ACQUISITION L.P.
P.O. BOX 656
EAST WING, TRAFALGAR COURT, LES BANQUES
ST. PETER PORT, GUERNSEY GY1 3PP
PLACE OF ORGANIZATION: GUERNSEY

YOUTHFUL GP CO. LIMITED
P.O. BOX 656
EAST WING, TRAFALGAR COURT, LES BANQUES
ST. PETER PORT, GUERNSEY GY1 3PP
PLACE OF ORGANIZATION: GUERNSEY

APAX DIGITAL L.P.
3/F, ROYAL BANK PLACE
1 GLATEGNY ESPLANADE
ST. PETER PORT, GUERNSEY GY1 2HJ
PLACE OF ORGANIZATION: GUERNSEY

APAX DIGITAL CO-INVESTMENT L.P.
3/F, ROYAL BANK PLACE
1 GLATEGNY ESPLANADE
ST. PETER PORT, GUERNSEY GY1 2HJ
PLACE OF ORGANIZATION: GUERNSEY

APAX DIGITAL GP L.P. INC.
3/F, ROYAL BANK PLACE
1 GLATEGNY ESPLANADE
ST. PETER PORT, GUERNSEY GY1 2HJ
PLACE OF ORGANIZATION: GUERNSEY

APAX DIGITAL GP CO. LIMITED
3/F, ROYAL BANK PLACE
1 GLATEGNY ESPLANADE
ST. PETER PORT, GUERNSEY GY1 2HJ
PLACE OF ORGANIZATION: GUERNSEY

The foregoing persons are hereinafter collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Youthful Acquisition L.P. is majority beneficially owned by Apax Digital L.P. and Apax Digital Co-Investment L.P. Youthful GP Co. Limited is the general partner of Youthful Acquisition L.P. and is wholly owned by Apax Digital L.P. and Apax Digital Co-Investment L.P. Apax Digital GP L.P. Inc. is the general partner of each of Apax Digital L.P. and Apax Digital Co-Investment L.P. Apax Digital GP Co. Limited is the general partner of Apax Digital GP L.P. Inc. and the Investment Manager of Apax Digital L.P. and Apax Digital Co-Investment L.P.

CUSIP 83356Q108 applies to the American Depositary Shares ("ADSs"), evidenced by American Depositary Receipts. Thirteen ADSs represent ten Class A ordinary shares, par value $0.0005 per share of So-Young International Inc.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of the date hereof, none of the Reporting Persons beneficially owns any Class A Shares.
Percent of class: See Item 11 of each cover page.
Sole power to vote or to direct the vote: See Item 5 of each cover page.
Shared power to vote or to direct the vote: See Item 6 of each cover page.
Sole power to dispose or to direct the disposition: See Item 7 of each cover page.
Shared power to dispose or to direct the disposition: See Item 8 of each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Youthful Acquisition L.P.: /s/ Robert Guilbert, Robert Guilbert, Director, Youthful GP Co. Limited, its general partner (04/17/2025)
- Youthful GP Co. Limited: /s/ Robert Guilbert, Robert Guilbert, Director (04/17/2025)
- Apax Digital L.P.: /s/ Jeremy Latham, Jeremy Latham, Director, Apax Digital GP Co. Limited, its investment manager (04/17/2025)
- Apax Digital L.P.: /s/ Victoria Merrien, Victoria Merrien, Authorized Signatory of Apax Partners Guernsey Limited, company secretary to Apax Digital GP Co. Limited (04/17/2025)
- Apax Digital Co-Investment L.P.: /s/ Jeremy Latham, Jeremy Latham, Director, Apax Digital GP Co. Limited, its investment manager (04/17/2025)
- Apax Digital Co-Investment L.P.: /s/ Victoria Merrien, Victoria Merrien, Authorized Signatory of Apax Partners Guernsey Limited, company secretary to Apax Digital GP Co. Limited (04/17/2025)
- Apax Digital GP L.P. Inc.: /s/ Jeremy Latham, Jeremy Latham, Director, Apax Digital GP Co. Limited, its general partner (04/17/2025)
- Apax Digital GP L.P. Inc.: /s/ Victoria Merrien, Victoria Merrien, Authorized Signatory of Apax Partners Guernsey Limited, company secretary to Apax Digital GP Co. Limited (04/17/2025)
- Apax Digital GP Co. Limited: /s/ Jeremy Latham, Jeremy Latham, Director (04/17/2025)
- Apax Digital GP Co. Limited: /s/ Victoria Merrien, Victoria Merrien, Authorized Signatory of Apax Partners Guernsey Limited, company secretary to Apax Digital GP Co. Limited (04/17/2025)